ELDORADO GOLD
CORPORATION

U.S. POST OFFICE
DELAYED

RECEIVED
JAN 18 2002

November 15, 2001

02002655

SUPPL

Securities & Exchange Commission
Office of International Corp. Finance
450 Fifth Street NW
Washington, DC 20549
USA

12g3-2(b)#82-3578

Dear Sir:

Re: Eldorado Gold Corporation ("the Company")
12g3-2(b)#82-3578

Further to the Company's exemption 12g3-2(b)#82-3578, we enclose a copy of the completed Securities and Exchange Commission Form 6-K.

I trust you will find this filing in order.

Yours truly

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

ELDORADO GOLD CORPORATION

Dawn Moss
Corporate Secretary

encl.

920 Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Telephone: (604) 687-4018 Fax: (604) 687-4026

FORM 27

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Under National Policy No. 41 (Manitoba)
Section 73 of the Securities Act (Quebec)
Section 81 of the Securities Act (Nova Scotia)
Section 84(1) Securities Act (Saskatchewan)
Section 76(2) Securities Act (Newfoundland)
Securities Frauds Prevention Act (New Brunswick)
Securities Act (Prince Edward Island)

Reporting Issuer:

Item 1. The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. **Date of Material Change**

September 28, 2001

Item 3. **Press Release**

A Press Release was disseminated by the Company on September 28, 2001, News Release No. 01-12 to The Toronto Stock Exchange and through approved public media.

Item 4. **Summary of Material Change**

Eldorado Gold Corporation Update

Item 5. **Full Description of Material Change**

News Release 01-12, September 28, 2001.

Eldorado issues the following status report on its progress towards putting the Company on a stable financial footing.

São Bento Mine, Brazil

In the third quarter, São Bento has been producing gold at cash operating costs of below US$170 per ounce, excluding the amortization of the Real currency hedge. As a result, the Company's cash position has improved despite the temporary drop in production caused by energy rationing. The Company has successfully modified the operation satisfying the Brazilian Government's decree June 1, 2001 requiring the reduction of power by 20%. The São Bento mine produced in excess of 9,000 ounces in both July and August.

The increase in operating cash flow has been helped by the Company's decision to unwind its Brazilian currency hedge in July 2001. During 2001 the Brazilian Real has dropped by 39%, which is beneficial to the Company's cash flow since approximately 70% of its costs at São Bento are based in Brazilian Reals.

The autoclave repair is now scheduled from December 2001 to February 2002. The Company's working capital has been improved by the terms of the autoclave insurance settlement and the currency depreciation.

Gold Hedge

As a result of the restructuring of the gold hedge in July 2001, the Company's forecast gold production is hedged until February 28, 2002, at an average price of $295. The Company is therefore in a position to benefit from rising gold prices.

Restructuring of Board and Management

The Board and Management team of Eldorado have worked hard to guide the Company through the challenges of the past year. It is now time to reduce costs further by restructuring the team, so that the Company can continue to progress.

As a result, four Board members will be resigning effective September 30, 2001. They are Marion Shaw, John Munro, John May and Geoff Harden. These directors have consistently provided strong advice to the Company through their tenure and we wish them well in their future.

The resulting five member Board will be able to focus on the key issues facing the Company as it progresses in what continues to be a challenging environment.

In addition, Bob Elton, Chief Financial Officer of Eldorado since July, 1996 will be resigning effective October 7, 2001. Earl Price, Senior Operations Controller, will be promoted to Vice President, Finance. Paul Wright, President and Chief Executive Officer of Eldorado said, "Bob has provided strong financial leadership to Eldorado during difficult times, and we thank him for his efforts. Earl has worked closely with Bob through that time, and he is well equipped to help continue the process of achieving a stable financial basis for the Company."

Item 6. Confidential Reports

This item is not being filed on a confidential basis.

Item 7. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 8. **Omitted Information:**

Not applicable.

Item 9. **Senior Officers:**
Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

Item 10. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 18th day of October, 2001.

ELDORADO GOLD CORPORATION

By: ______________________________
Name: Earl W. Price
Title: Vice President, Finance

ELDORADO GOLD CORPORATION

NEWS RELEASE

ELD No. 01-13
October 29, 2001

THIRD QUARTER 2001 FINANCIAL RESULTS

(all figures in United States dollars)

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSE: "ELD"), is pleased to announce the Company's Unaudited Third Quarter 2001 Financial Results.

In the third quarter we continued to focus on strengthening our existing projects and improving our financial position. In addition to maximizing the performance of our São Bento mine and advancing our assets in Turkey, we improved our balance sheet and benefited from increases in the price of gold.

Highlights:

São Bento

In the third quarter, São Bento produced 25,101 ounces of gold at a total cash cost of $174/oz, net of amortization of Real hedging loss. This compares to a total cash cost of $204/oz in the second quarter of 2001 and $216/oz for the third quarter of 2000. We forecast a total cash cost of $175/oz at São Bento for the fourth quarter of 2001.


Sao Bento Total Cash Cost
Hedge loss (gain)
Total Cash Cost
Forecast
US$ per oz
300
250
200
150
100
50
0
-50
$216
(15)
$7
$238
$22
$206
$39
$204
$37
$174
3rd Qtr 2000
4rd Qtr 2000
1st Qtr 2001
2nd Qtr 2001
3rd Qtr 2001
4rd Qtr 2001

In September 2001, São Bento settled with Brazil Resseguros S.A. ("IRB") for the repair of the mine's #2 autoclave. This agreement provides for the total costs of repairing the autoclave and includes full business interruption coverage during the repair period. We have received the initial payment of $3.2 million and have ordered repair materials. Once these materials arrive in Brazil and clear customs, the second installment of $3.2 million will be paid to us. We expect to receive this final installment in November 2001, after which we will begin repairing the autoclave. A three month repair schedule is presently planned.

In June 2001, the Government of Brazil issued a decree for a general reduction of 15 - 25 percent in electrical power usage throughout the country. This decree has resulted from ongoing drought conditions in southern Brazil. São Bento has successfully modified its operations to comply with this decree. In October, rains returned to the affected area and the Company anticipates a relaxation of the power restriction by year-end.

Cash Position

Eldorado improved its unrestricted cash position in the third quarter compared to the second quarter 2001 and third quarter of 2000. With a fully hedged gold price of $296.60/oz for the remainder of 2001, we forecast a total cash cost of $175/oz for the fourth quarter. We also forecast a year-end unrestricted cash balance of $3.8 million.



Unrestricted Cash
Unrestricted Cash
Forecast
US$ '000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$1,362
$ 2,300
$ 3,196
$2,290
$3,826
$3,800
3rd Qtr 2000
4rd Qtr 2000
1st Qtr 2001
2nd Qtr 2001
3rd Qtr 2001
4rd Qtr 2001

Bank Loan

Eldorado's bank debt has been reduced from $27.0 million as at September 30, 2000 to $15.4 million as at September 30, 2001. We continue to work with our major creditor, NM Rothschild & Sons Limited, to reduce our long-term debt obligations and strengthen our balance sheet. We expect to meet our $1.5 million principal payment on December 31, 2001.



Bank Loan
Bank Loan
Forecast
US$ '000
30,000
25,000
20,000
15,000
10,000
5,000
0
$27,000
$24,000
$21,500
$16,178
$15,409
$13,909
3rd Qtr 2000
4rd Qtr 2000
1st Qtr 2001
2nd Qtr 2001
3rd Qtr 2001
4rd Qtr 2001

Development in Turkey

This year's opening of the Normandy Ovaçik Mine in Izmir Province represents the startup of the first gold mine in Turkey in modern times. Growing popular support for the development of Turkey's natural resources has been attributed to the successful operation of this mine and to the country's awareness of the beneficial impact this sector will have on the national economy. These factors have generated a positive environment in which Eldorado continues to develop its high quality assets and to explore other opportunities in Turkey.

We are currently examining options for improving the economic performance of our two core projects, Kisladag and Efemçukuru. Devaluation of the Turkish Lire in 2001 will positively impact both capital and operating costs, presenting an opportunity for improved financial performance. We have retained Kilborn Engineering Pacific Ltd. to prepare an addendum to the Kisladag Prefeasibility study that reflects these and other opportunities. We expect to receive this report in November 2001.

Financial Results

The Company today reported a net loss of $0.9 million or $0.01 per share for the third quarter ending September 30, 2001, compared with a loss of $0.3 million or $0.00 per share in the comparable period in 2000. Eldorado's gold hedge position provided an average realized gold price of $296/oz in the third quarter, resulting in a contribution margin (the difference between revenues and total cash cost) of $85/oz or $2.1 million. Gold revenues for the third quarter of 2001 were $8.0 million compared to $13.5 million for the third quarter of 2000. Quarterly cash flow from operating activities was $4.5 million ($0.04 per share) compared to $0.8 million ($0.01 per share) in 2000.

For the nine-month period ending September 30, 2001, the Company reported a net loss of $2.8 million or $0.03 per share compared to net earnings of $0.8 million or $0.01 per share as at September 30, 2000. The Company's gold hedge position provided an averaged realized gold price of $299/oz for the period, resulting in a contribution margin of $71/oz or $5.7 million. Gold revenues for the first nine months of 2001 were $26.1

million compared to $41.3 million for the same period in 2000. Cash flow from operating activities in the first nine months of 2001 was $9.0 million ($0.09 per share) compared to $2.2 million ($0.03 per share) for the same period in 2000.

Operations

Gold production from the São Bento mine in the third quarter of 2001 was 25,101 ounces (79,841 ounces for the first nine months of 2001). This compares to São Bento production of 28,665 ounces in the third quarter of 2000 (85,675 ounces for the first nine months of 2000). Eldorado sold its Mexican La Colorada mine on November 1, 2000; this mine produced 11,198 ounces of gold in the third quarter of 2000 and 36,317 ounces over the nine-month period.

The São Bento mine produced less gold in the third quarter of 2001 than it did in the same period last year because of the Brazilian government's decree requiring all consumers of electrical power to reduce usage effective June 1, 2001. To comply with this mandate the mine shut down its Biox processing plant. This reduced power consumption at the mine by the required 20 percent and resulted in a 15 percent reduction in gold production.

Total cash costs at São Bento were $211/oz in the third quarter, compared to $201/oz in the same period in 2000. The increased costs in 2001 include a $37/oz negative adjustment due to the Real hedge position and reflect reduced production due to the government-imposed electrical power usage restrictions.

During the quarter, the Real weakened by a further 16 percent (37 percent for the year to date). This benefits the Company's cost structure and cash flow, as 70 percent of its costs at São Bento are denominated in Reais. The Company has closed out its Brazilian Real hedge position and is now able to realize the full benefits of a weaker currency.

Looking forward, Eldorado forecasts gold production in 2001 of 100,000 ounces, an improvement of 6,000 ounces from the second quarter forecast for 2001, at a total cash cost of $190/oz, excluding negative currency hedging of $25/oz. For the remaining three months of 2001 we forecast total cash costs of $175/oz.

Hedge Position

On July 2, 2001, the Company closed its gold hedge book for January 1, 2002 to June 30, 2004 and the total Brazilian Real hedge position for a net profit of $1.2 million. The funds from the hedge liquidation will be applied as prepayments to the corporate loan facility, reducing the Company's debt by a further $1.2 million prior to year-end.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces. With our international expertise in mining, finance and project development, Eldorado is well positioned to grow in value as we create and pursue new opportunities in gold and other resources.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated February 20, 2001, filed with the securities regulatory authorities.

This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSE")
The TSE has neither approved or disapproved the form or content of this release.

Investor Relations Contact, Earl Price: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: infor@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

PRODUCTION HIGHLIGHTS

	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Third Quarter 2000	First Nine Months 2001	First Nine Months 2000
Gold Production						
Ounces	28,086	26,654	25,101	39,863	79,841	121,992
Cash Operating Cost ($/oz)	221	238	206	229	222	214
Total Cash Cost ($/oz)[1]	228	243	211	234	228	218
Total Production Cost ($/oz)[2]	311	323	300	313	311	293
Realized Price ($/oz)[3]	302	297	296	308	299	303
São Bento Mine, Brazil						
Ounces	28,086	26,654	25,101	28,665	79,841	85,675
Tonnes to Mill	113,855	107,504	101,750	127,480	323,109	404,028
Grade (grams / tonne)	9.25	9.36	9.16	8.31	9.26	7.55
Cash Operating Cost ($/oz)	221	238	206	194	222	181
Total Cash Cost ($/oz)[1]	228	243	211	201	228	187
Total Production Cost ($/oz)[2]	311	323	300	271	311	257
La Colorada Mine, Mexico[4]						
Ounces				11,198		36,317
Tonnes to Leach Pad				517,682		1,715,679
Grade (grams / tonne)				0.93		0.98
Cash Operating Cost($/oz)				319		292
Total Cash Cost ($/oz)[1]				320		292
Total Production Cost ($/oz)[2]				418		377

1 Cash Operating Costs plus royalties and the cost of off-site administration.
2 Total Cash Cost plus depreciation, amortization and reclamation.
3 Excludes amortization of deferred gain.
4 La Colorada Mine was sold November 1, 2000.

Eldorado Gold Corporation

Consolidated Balance Sheets
Expressed in thousands of U.S. dollars

	September 2001 (unaudited)	September 2000 (unaudited)	December 31 2000
ASSETS			
Current Assets			
Cash	$ 3,826	$ 1,362	$ 2,300
Restricted cash	400	4,918	7,053
Accounts receivable	3,483	4,808	4,944
Inventories	5,019	6,711	4,669
	12,728	17,799	18,966
Mine property, plant and equipment	67,667	76,132	70,627
Mineral properties and deferred development	30,425	29,116	29,442
Investments and advances	241	264	277
Future income taxes	-	635	203
Other assets and deferred charges	1,998	2,543	1,675
	$ 113,059	$ 126,489	$ 121,190
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$ 8,117	$ 8,695	$ 6,553
Current portion of long term debt	6,316	9,613	7,331
	14,433	18,308	13,884
Provision for reclamation costs	3,467	5,317	3,467
Deferred gain	6,200	8,097	4,322
Future income taxes	172	188	193
Convertible debentures	2,014	2,559	2,427
Long term debt	10,602	19,278	18,006
	36,888	53,747	42,299
SHAREHOLDERS' EQUITY			
Share capital	316,401	310,527	310,527
Special warrants	-	-	5,840
Equity portion of convertible debentures	7,136	6,591	6,723
Deficit	(247,366)	(244,376)	(244,199)
	76,171	72,742	78,891
	$ 113,059	$ 126,489	$ 121,190

Nature of operations (Note 1)

Approved by the Board

/Paul N. Wright/ — Director

/Wayne D. Lenton/ — Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

Expressed in thousands of U.S. dollars except per share amounts

	Three months Ended September 30 2001 (unaudited)	Three months Ended September 30 2000 (unaudited)	Nine months ended September 30 2001 (unaudited)	Nine months ended September 30 2000 (unaudited)
Revenue				
Gold sales	$ 7,994	$ 13,478	$ 26,138	$ 41,260
Interest and other income	54	563	643	807
	8,048	14,041	26,781	42,067
Expenses				
Operating costs	5,306	9,329	18,185	26,585
Depletion, depreciation and amortization	2,262	2,977	6,726	9,068
General and administrative	851	638	2,336	2,167
Exploration expense	64	132	429	349
Interest and financing costs	351	741	1,641	2,200
Reclamation	-	289	-	570
Foreign exchange loss (gain)	(62)	(79)	58	(113)
	8,772	14,027	29,375	40,826
(Loss) profit before the undemoted items	(724)	14	(2,594)	1,241
Provision for loss on disposition of subsidiary	-	(350)	-	(350)
(Loss) gain on disposition of assets	(29)	-	60	-
(Loss) profit before income taxes	(753)	(336)	(2,534)	891
Taxes				
Current	(98)	174	(17)	782
Future	-	(134)	(203)	(877)
Net (loss) income for the period	$ (851)	$ (296)	$ (2,754)	$ 796
Deficit at the beginning of the period	(246,373)	(243,949)	(244,199)	(244,791)
Interest on equity portion of convertible debentures	(142)	(131)	(413)	(381)
Deficit at end of the period	$ (247,366)	$ (244,376)	$ (247,366)	$ (244,376)
Weighted average number of shares outstanding	102,285,772	84,045,314	98,877,280	76,436,994
(Loss) Income per share - U.S.$	$ (0.01)	$ -	$ (0.03)	$ 0.01
(Loss) Income per share - CDN.$	$ (0.02)	$ -	$ (0.05)	$ 0.02

Eldorado Gold Corporation

Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars

	Three months Ended September 30 2001 (unaudited)	Three months Ended September 30 2000 (unaudited)	Nine months ended September 30 2001 (unaudited)	Nine months ended September 30 2000 (unaudited)
Cash flows from operating activities				
Net (loss) income for the period	$ (851)	$ (296)	$ (2,754)	$ 796
Items not affecting cash				
Depletion, depreciation and amortization	2,262	2,977	6,726	9,068
Reclamation	-	289	-	570
On going reclamation costs	-	(599)	-	(652)
Provision for loss on disposition of subsidiary	-	350	-	350
Future income taxes	-	134	203	877
Loss (gain) on disposition of mine property, plant and equipment	29	-	(60)	-
Interest on equity portion of convertible debentures	(142)	(131)	(413)	(381)
Amortization of hedging gain	(555)	(1,142)	(2,212)	(4,304)
Amortization of financing fees	-	-	193	-
Foreign exchange loss (gain)	429	23	515	28
Others	-	(19)	-	(1)
	1,172	1,586	2,198	6,351
Decrease (increase) in accounts receivable	275	(1,015)	1,461	(1,713)
Decrease (increase) in inventories	(372)	27	(350)	(42)
Increase (decrease) in accounts payable and accrued liabilities	1,315	152	1,564	(2,409)
Liquidation of hedges	2,090	-	4,090	-
	4,480	750	8,963	2,187
Cash flow from investing activities				
Mine property, plant and equipment	(815)	(1,027)	(3,580)	(3,317)
Proceeds from disposition of mine property, plant and equipment	-	-	215	-
Mineral properties and deferred development	(298)	(709)	(983)	(1,431)
Investments and advances	21	47	36	61
Restricted cash	(400)	995	6,653	(1,649)
	(1,492)	(694)	2,341	(6,336)
Cash flow from financing activities				
Repayment of long term debt	(944)	(1,143)	(9,089)	(3,399)
Issue of common shares:				
Voting - for cash	28	(3)	34	5,662
Other assets and deferred charges	(86)	10	(171)	23
	(1,002)	(1,136)	(9,226)	2,286
Foreign exchange (loss) gain on cash held in foreign currency	(450)	(23)	(552)	(28)
Net increase (decrease) in cash and cash equivalents	1,536	(1,103)	1,526	(1,891)
Cash and cash equivalents at beginning of the period	2,290	2,465	2,300	3,253
Cash and cash equivalents at end of the period	$ 3,826	$ 1,362	$ 3,826	$ 1,362
Supplemental cash flow information - (Note 5)				
Interest paid	$ 162	$ 541	$ 1,260	$ 2,054
Income tax paid	$ 62	$ (164)	$ 188	$ 1,443
Financing fees accruals	$ -	$ 945	$ -	$ 945

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2001 and 2000 (in thousands of U.S. dollars except per share amounts)

1. Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil. There was also production in Mexico until November 1, 2000. Exploration activities are carried on in Brazil and Turkey.

Need for additional working capital

Management estimates that the Company has sufficient working capital and anticipated cash flow to meet its planned normal operating expenditures and debt repayments for the remainder of 2001. The Company has prepared a revised mine plan for São Bento. The revised plan demonstrates the Company's ability to extend its operations beyond the end of 2002. The Company is also engaged in taking further action to strengthen its balance sheet. On that basis, the Company believes that it can continue as a going concern for the foreseeable future.

However, there can be no assurance that the Company's plan will be met or that the steps the Company is taking will be successful. The financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, or the balance sheet classifications used, that would be necessary if the Company is not successful in strengthening its balance sheet.

Mineral properties and deferred development

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/ or written off and do not necessarily represent present or future values.

2. Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Earnings (loss) per share

Earnings (loss) per share amounts are calculated using the weighted average number of shares outstanding during the nine months ended of 98,877,280 (nine months 2000 – 76,436,994). Diluted earnings per share are not reported, as they are not materially different from the basic earnings per share.

3. Hedging Commitments

Gold hedging

At September 30, 2001, Eldorado's hedging program consisted of the following flat forward and spot deferred gold contracts.

	2001	2002
Forward gold sales contracts (ounces)	21,843	10,000
Average price ($/oz.)	297	292
Deferred gain ($/oz.)	26	39
Total ($oz.)	323	331

As at July 2, 2001, the Company closed out its gold hedging contracts maturing after December 31, 2001, restructured its gold hedging contracts due July 31, 2001 to December 31, 2001 and closed out all Brazilian Real hedging contracts. Following this liquidation the Company would not face any margin calls unless the gold price rose above $450 per ounce, assuming a contango of 3.25%.

The positions held by Eldorado at September 30, 2001 are in the form of "flat forward" or "Spot deferred" contracts. There are 21,843 ounces of flat forwards, which are scheduled for delivery at a rate of 7,500 ounces per month, at a price of $296.60. There are 10,000 ounces of spot deferred contracts priced at $292.34. These spot deferred contracts may be rolled forward or deferred to later delivery dates if the spot price at the time of maturity is higher than the contract price.

3rd Quarter ended September 30, 2001 and 2000 (in thousands of U.S. dollars except per share amounts)

3. Hedging Commitments (continued)

Spot deferred contracts are a forward sale that will accrue contango (interest) until the delivery date of the contract. The average price per ounce reflects the estimated cumulative net value of contango earned to the designated delivery dates. If contracts are rolled forward past the designated delivery date, for accounting purposes, the profit or loss is recorded at the time the contract was first scheduled to be matched to production.

The mark-to-market value of the Company's hedge position at September 30, 2001 was $100 at a spot price of $292.50 per ounce, using a contango rate of 3.25%.

4. Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2000 Eldorado had two producing mines, São Bento for the complete year and La Colorada for the first 10 months of the year, with mining and exploration assets located in North America, South America and Turkey.

	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
Gold sales				
São Bento Mine	$ 7,994	$ 9,991	$ 26,138	$ 29,841
La Colorada Mine	-	3,487	-	11,41
	7,994	13,478	26,138	41,26
Operating costs				
São Bento Mine	5,306	5,749	18,185	15,97
La Colorada Mine	-	3,580	-	10,60
	5,306	9,329	18,185	26,58
Depletion, depreciation and amortization				
São Bento Mine	2,104	1,954	6,311	5,86
La Colorada Mine	-	937	-	2,93
	2,104	2,891	6,311	8,79
Corporate expenses, net of interest and other income	(1,244)	(823)	(3,807)	(3,71
Exploration expense	(64)	(132)	(429)	(34
Provision for loss on disposition of subsidiary	-	(350)	-	(35
(Loss) gain on disposition of assets	(29)	-	60	-
Reclamation	-	(289)	-	(57
(Loss) profit before income taxes	(753)	(336)	(2,534)	8
Taxes				
Current	(98)	174	(17)	7
Future	-	(134)	(203)	(8
Net (loss) income for the period	$ (851)	$ (296)	$ (2,754)	$ 7

3rd Quarter ended September 30, 2001 and 2000 (in thousands of U.S. dollars except per share amounts)

4. Segmented Information (continued)

	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
Revenues by geographic area				
North America	$ 16	$ 3,815	$ 190	$ 11,909
South America	8,030	10,230	26,588	30,145
Turkey	2	(4)	3	13
Australia	-	-	-	-
	$ 8,048	$ 14,041	$ 26,781	$ 42,067
Net (loss) income by geographic area				
North America	$ (1,141)	$ (2,670)	$ (3,865)	$ (6,638)
South America	364	2,357	1,374	7,536
Turkey	(21)	3	(223)	(130)
Australia	(53)	14	(40)	28
	$ (851)	$ (296)	$ (2,754)	$ 796

	Nine months ended September 30 2001	Nine months ended September 30 2000	December 31 2000
Segment assets			
São Bento Mine	$ 78,135	$ 80,423	$ 79,650
La Colorada Mine	-	7,358	-
Total assets for reportable segments	78,135	87,781	79,650
Mineral properties and deferred development	30,425	29,116	29,442
Other	4,499	9,592	12,098
	$ 113,059	$ 126,489	$ 121,190
Assets by geographic area			
North America	$ 3,974	$ 16,155	$ 11,308
South America	78,321	80,668	79,877
Turkey	30,762	29,663	30,004
Australia	2	3	1
	$ 113,059	$ 126,489	$ 121,190

5. Supplementary Cash Flow Information

	Nine months ended September 30, 2001	Nine months ended September 30, 2000
Financing activities		
Long term debt backend fees accrual	$ (493)	$ -
Increase in long term debt	493	-
	$ -	$ -

Management Discussion and Analysis

3rd Quarter ended September 30, 2001 and 2000 (in thousands of U.S. dollars except per share amounts)

The Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Eldorado Gold Corporation ("Eldorado" or the "Company") should be read in conjunction with the unaudited consolidated financial statements and notes. Eldorado prepares and files its interim consolidated financial statements and MD&A in United States dollars ("US$") and in accordance with Canadian generally accepted accounting principles ('GAAP").

Third Quarter 2001 Financial Performance

Eldorado Gold Corporation's unaudited net income for the third quarter of 2001 was a loss of $851 ($0.01 per share) compared to a loss of $296 ($0.00 per share) in the third quarter of 2000. For the nine months ending September 30, 2001, the Company's net income was a loss of $2,754 ($0.03 per share) compared to a gain of $796 ($0.01 per share) for the same period in 2000. The Company ended the third quarter of 2001 with unrestricted cash of $3,826 compared to $2,300 as at December 31, 2000. Total debt, excluding convertible debentures, was reduced from $25,337 as at December 31, 2000 to $16,918, including fees in the third quarter ended September 30, 2001. Cash flow from operations after working capital changes for the quarter was $4,480 ($0.04 per share) compared with cash generation of $750 ($0.01 per share) for the same period in 2000.

Thousands of U.S. dollars except share amounts

	3rd Quarter 2001	3rd Quarter 2000	9 Months 2001	9 Months 2000
Gold Revenue	$ 7,994	$ 13,478	$ 26,138	$ 41,260
Net Income (loss)	$ (851)	$ (296)	$ (2,754)	$ 796
Net Income per share (loss)	$ (0.01)	$ -	$ (0.03)	$ 0.01
Cash Flow from operations	$ 4,480	$ 750	$ 8,963	$ 2,187
Cash Flow per share (loss)	$ 0.04	$ 0.01	$ 0.09	$ 0.03

Decreased revenues in the third quarter of 2001 compared with the same period in 2000 resulted from reduced production and a lower realized gold price. Reduced production was a result of the impact of the Brazilian government's decree mandating a 20 percent reduction in power consumption and the sale of the La Colorada mine on November 1, 2000. For the nine-month period ending September 30, 2001, the increased cash flow results from the liquidation of the Company's gold hedge position in January and July of 2001, creating $4,090 in additional positive cash flow.

Production

The Company sold its subsidiaries in Mexico effective November 1, 2000. Gold production in the third quarter of 2001 for the São Bento mine was 25,101 ounces (79,841 for the first nine months of 2001) compared to third quarter 2000 production at São Bento of 28,665 ounces (85,675 for the first nine months of 2000).

	2001 3rd Quarter	2000 3rd Quarter	2001 Year-to Date	2000 Year-to-Date
Gold Production				
Ounces	25,101	39,863	79,841	121,992
Cash Operating Cost ($/oz)	206	229	222	214
Total Cash Cost ($/oz)	211	234	228	218
Total Production Cost ($/oz)	300	313	311	293
Realized Price Per Ounce	296	308	299	303
Sao Bento Mine, Brazil				
Ounces	25,101	28,665	79,841	85,675
Ore tonnes	101,750	127,480	323,109	404,028
Grade (grams/tonne)	9.16	8.31	9.26	7.55
Cash Operating Cost ($/oz)	206	194	222	181
Total Cash Cost ($/oz)	211	201	228	187
Total Production Cost ($/oz)	300	271	311	257
La Colorada Mine, Mexico				
Ounces	-	11,198	-	36,317
Ore Tonnes	-	517,682	-	1,715,679
Grade (gram/tonne)	-	0.93	-	0.98
Cash Operating Cost ($/oz)	-	319	-	292
Total Cash Cost ($/oz)	-	320	-	292
Total Production Cost ($/oz)	-	418	-	377

Management Discussion and Analysis

3rd Quarter ended September 30, 2001 and 2000 (in thousands of U.S. dollars except per share amounts)

São Bento Mine

In the third quarter of 2001, the São Bento mine produced 101,750 tonnes of ore at a grade of 9.16 grams per tonne. This compares to 127,480 tonnes of production in the third quarter of 2000 at a grade of 8.31 grams per tonne. For the first nine months of 2001, ore production from the mine was 323,109 tonnes of ore at a grade of 9.26 grams per tonne compared to production of 404,028 tons of ore at a grade of 7.55 grams per tonne over the same period in 2000. Reduced ore production in 2001 compared to 2000 resulted from modifications in the mining method adopted in late 2000 to reduce ground instability in the mine and increase the ore grade.

Gold production from the processing plant was hampered in the second quarter of 2001 when the Government of Brazil issued a resolution requiring all consumers of electrical power to reduce their usage by 20 percent effective June 1, 2001. São Bento mine complied with this demand by shutting down its Biox processing plant. This reduced the mine's power consumption by the required 20 percent, but it also reduced gold production by 15 percent. The Company anticipates a relaxation of the power restrictions by year-end.

Third quarter 2001 total cash costs at São Bento were $211 per ounce compared to $201 per ounce in the same period in 2000. The total cash cost for the third quarter of 2001 includes $37 of amortization of Brazilian Real hedging losses that were incurred on July 2, 2001 as the Company closed its Brazilian Real hedge position. Excluding the amortization of the Real hedging loss, the total cash cost for the São Bento mine for the third quarter is $174. Lower total cash costs in the third quarter of 2001 compared to the third quarter of 2000 (excluding the amortization of the Real hedging loss) is a result of a weaker 2001 Brazilian Real of 2.67 compared to 1.84 in 2000.

Consolidated Gold Production Cost per Ounce

	3rd Quarter 2001	3rd Quarter 2000	9 Months 2001	9 Months 2000
Direct mining expenses	$ 177	$ 232	$ 189	$ 223
Currency hedging	37	(10)	32	(17)
Inventory change	(15)	(2)	(5)	1
Stripping and Development	-	7	-	5
Third party smelting, refining and transportation	5	7	5	6
Vancouver Costs	3	0	1	1
By-product credits	-	(4)	(0)	(5)
Cash operating cost per ounce	$ 206	$ 230	$ 222	$ 214
Royalties and Production taxes	5	5	6	4
Total cash costs per ounce	$ 211	$ 234	$ 228	$ 218
Depreciation/Depletion	84	72	79	71
Exchange (Gain)/ Loss	5	3	5	(0)
Reclamation and mine closure	-	4	-	4
Total production costs per ounce	$ 300	$ 313	$ 311	$ 293

Financial Condition and Liquidity

Cash from operations

Operations after changes in working capital generated cash flow of $4,480 in the third quarter of 2001 compared to $750 in the same period in 2000. The increase in cash from operations is mainly due to the liquidation of the Company's gold hedge position in July. This liquidation created $2,090 of additional cash. Increased cash generation from operations of $8,963 in the first nine months of 2001 (compared to $2,187 in the same period in 2000) resulted from the liquidation of the Company's gold hedge position in January and July of 2001, creating additional cash of $4,090 and changes in working capital.

3rd Quarter ended September 30, 2001 and 2000 (in thousands of U.S. dollars excêpt per share amounts)

Forward Sales and Other commitments

On July 2, 2001 the Company restructured its hedge books. The Company's gold hedge position from January 1, 2002 to June 30, 2004 and the Brazilian hedge book were closed. The net cash generated from this transaction was $1,200. This cash was used to reduce the corporate loan facility by $769 in July 2001 with the remainder deposited into the Reserve Account.

Gold Hedge Position after giving effect to closed hedges

	2001	2002	2003	2004
Gold ounces				
Spot deferred contracts				
Amount hedged	-	10,000	-	-
Average price ($/oz.)	$ -	$ 292	$ -	$ -
Fixed forward contracts				
Amount hedged	21,843	-	-	-
Average price ($/oz.)	$ 297	$ -	$ -	$ -

S. POST OFFICE
ELAYED

ELDORADO GOLD
CORPORATION

September 30, 2001

Third Quarter Report to Shareholders
Unaudited Financial Statements

Suite 920 , 1055 West Hastings St
Vancouver, British Columbia
V6E 2E9

Phone: (604) 687-4018
Fax: (604-687-4026
www.eldoradogold.com

Eldorado Gold Corporation

Consolidated Balance Sheets

Expressed in thousands of U.S. dollars

	September 2001 (unaudited)	September 2000 (unaudited)	Decemb 2000
ASSETS			
Current Assets			
Cash	$ 3,826	$ 1,362	$ 2,300
Restricted cash	400	4,918	7,053
Accounts receivable	3,483	4,808	4,944
Inventories	5,019	6,711	4,669
	12,728	17,799	18,966
Mine property, plant and equipment	67,667	76,132	70,627
Mineral properties and deferred development	30,425	29,116	29,442
Investments and advances	241	264	277
Future income taxes	-	635	203
Other assets and deferred charges	1,998	2,543	1,675
	$ 113,059	$ 126,489	$ 121,190
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$ 8,117	$ 8,695	$ 6,553
Current portion of long term debt	6,316	9,613	7,331
	14,433	18,308	13,884
Provision for reclamation costs	3,467	5,317	3,467
Deferred gain	6,200	8,097	4,322
Future income taxes	172	188	193
Convertible debentures	2,014	2,559	2,427
Long term debt	10,602	19,278	18,006
	36,888	53,747	42,299
SHAREHOLDERS' EQUITY			
Share capital	316,401	310,527	310,527
Special warrants	-	-	5,840
Equity portion of convertible debentures	7,136	6,591	6,723
Deficit	(247,366)	(244,376)	(244,199)
	76,171	72,742	78,891
	$ 113,059	$ 126,489	$ 121,190

Nature of operations (Note 1)

Approved by the Board

Director   Director

U.S. POST OFFICE
DELAYED

ELDORADO GOLD
CORPORATION

September 30, 2001

Third Quarter Report to Shareholders
Unaudited Financial Statements

Suite 920 , 1055 West Hastings Street
Vancouver, British Columbia
V6E 2E9

Phone: (604) 687-4018
Fax: (604-687-4026
www.eldoradogold.com

Eldorado Gold Corporation
Consolidated Balance Sheets
Expressed in thousands of U.S. dollars

	September 2001 (unaudited)	September 2000 (unaudited)	December 31 2000
ASSETS			
Current Assets			
Cash	$ 3,826	$ 1,362	$ 2,300
Restricted cash	400	4,918	7,053
Accounts receivable	3,483	4,808	4,944
Inventories	5,019	6,711	4,669
	12,728	17,799	18,966
Mine property, plant and equipment	67,667	76,132	70,627
Mineral properties and deferred development	30,425	29,116	29,442
Investments and advances	241	264	277
Future income taxes	-	635	203
Other assets and deferred charges	1,998	2,543	1,675
	$ 113,059	$ 126,489	$ 121,190
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$ 8,117	$ 8,695	$ 6,553
Current portion of long term debt	6,316	9,613	7,331
	14,433	18,308	13,884
Provision for reclamation costs	3,467	5,317	3,467
Deferred gain	6,200	8,097	4,322
Future income taxes	172	188	193
Convertible debentures	2,014	2,559	2,427
Long term debt	10,602	19,278	18,006
	36,888	53,747	42,299
SHAREHOLDERS' EQUITY			
Share capital	316,401	310,527	310,527
Special warrants	-	-	5,840
Equity portion of convertible debentures	7,136	6,591	6,723
Deficit	(247,366)	(244,376)	(244,199)
	76,171	72,742	78,891
	$ 113,059	$ 126,489	$ 121,190

Nature of operations (Note 1)

Approved by the Board

Director

Director

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars

	Three months Ended September 30 2001 (unaudited)	Three months Ended September 30 2000 (unaudited)	Nine months ended September 30 2001 (unaudited)	Nine months ended September 30 2000 (unaudited)
Cash flows from operating activities				
Net (loss) income for the period	$ (851)	$ (296)	$ (2,754)	$ 796
Items not affecting cash				
Depletion, depreciation and amortization	2,262	2,977	6,726	9,068
Reclamation	-	289	-	570
On going reclamation costs	-	(599)	-	(652)
Provision for loss on disposition of subsidiary	-	350	-	350
Future income taxes	-	134	203	877
Loss (gain) on disposition of mine property, plant and equipment	29	-	(60)	-
Interest on equity portion of convertible debentures	(142)	(131)	(413)	(381)
Amortization of hedging gain	(555)	(1,142)	(2,212)	(4,304)
Amortization of financing fees	-	-	193	-
Foreign exchange loss (gain)	429	23	515	28
Others	-	(19)	-	(1)
	1,172	1,586	2,198	6,351
Decrease (increase) in accounts receivable	275	(1,015)	1,461	(1,713)
Decrease (increase) in inventories	(372)	27	(350)	(42)
Increase (decrease) in accounts payable and accrued liabilities	1,315	152	1,564	(2,409)
Liquidation of hedges	2,090	-	4,090	-
	4,480	750	8,963	2,187
Cash flow from investing activities				
Mine property, plant and equipment	(815)	(1,027)	(3,580)	(3,317)
Proceeds from disposition of mine property, plant and equipment	-	-	215	-
Mineral properties and deferred development	(298)	(709)	(983)	(1,431)
Investments and advances	21	47	36	61
Restricted cash	(400)	995	6,653	(1,649)
	(1,492)	(694)	2,341	(6,336)
Cash flow from financing activities				
Repayment of long term debt	(944)	(1,143)	(9,089)	(3,399)
Issue of common shares:				
Voting - for cash	28	(3)	34	5,662
Other assets and deferred charges	(86)	10	(171)	23
	(1,002)	(1,136)	(9,226)	2,286
Foreign exchange (loss) gain on cash held in foreign currency	(450)	(23)	(552)	(28)
Net increase (decrease) in cash and cash equivalents	1,536	(1,103)	1,526	(1,891)
Cash and cash equivalents at beginning of the period	2,290	2,465	2,300	3,253
Cash and cash equivalents at end of the period	$ 3,826	$ 1,362	$ 3,826	$ 1,362
Supplemental cash flow information - (Note 5)				
Interest paid	$ 162	$ 541	$ 1,260	$ 2,054
Income tax paid	$ 62	$ (164)	$ 188	$ 1,443
Financing fees accruals	$ -	$ 945	$ -	$ 945

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2001 and 2000 (in thousands of U.S. dollars except per share amounts)

3. Hedging Commitments (continued)

Spot deferred contracts are a forward sale that will accrue contango (interest) until the delivery date of the contract. The average price per ounce reflects the estimated cumulative net value of contango earned to the designated delivery dates. If contracts are rolled forward past the designated delivery date, for accounting purposes, the profit or loss is recorded at the time the contract was first scheduled to be matched to production.

The mark-to-market value of the Company's hedge position at September 30, 2001 was $100 at a spot price of $292.50 per ounce, using a contango rate of 3.25%.

4. Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2000 Eldorado had two producing mines, São Bento for the complete year and La Colorada for the first 10 months of the year, with mining and exploration assets located in North America, South America and Turkey.

	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
Gold sales				
São Bento Mine	$ 7,994	$ 9,991	$ 26,138	$ 29,841
La Colorada Mine	-	3,487	-	11,419
	7,994	13,478	26,138	41,260
Operating costs				
São Bento Mine	5,306	5,749	18,185	15,979
La Colorada Mine	-	3,580	-	10,606
	5,306	9,329	18,185	26,585
Depletion, depreciation and amortization				
São Bento Mine	2,104	1,954	6,311	5,861
La Colorada Mine	-	937	-	2,937
	2,104	2,891	6,311	8,798
Corporate expenses, net of interest and other income	(1,244)	(823)	(3,807)	(3,717
Exploration expense	(64)	(132)	(429)	(349
Provision for loss on disposition of subsidiary	-	(350)	-	(350
(Loss) gain on disposition of assets	(29)	-	60	-
Reclamation	-	(289)	-	(570
(Loss) profit before income taxes	(753)	(336)	(2,534)	891
Taxes				
Current	(98)	174	(17)	782
Future	-	(134)	(203)	(877
Net (loss) income for the period	$ (851)	$ (296)	$ (2,754)	$ 796

3rd Quarter ended September 30, 2001 and 2000 (in thousands of U.S. dollars except per share amounts)

Forward Sales and Other commitments

On July 2, 2001 the Company restructured its hedge books. The Company's gold hedge position from January 1, 2002 to June 30, 2004 and the Brazilian hedge book were closed. The net cash generated from this transaction was $1,200. This cash was used to reduce the corporate loan facility by $769 in July 2001 with the remainder deposited into the Reserve Account.

Gold Hedge Position after giving effect to closed hedges

	2001	2002	2003	2004
Gold ounces				
Spot deferred contracts				
Amount hedged	-	10,000	-	-
Average price ($/oz.)	$ -	$ 292	$ -	$ -
Fixed forward contracts				
Amount hedged	21,843	-	-	-
Average price ($/oz.)	$ 297	$ -	$ -	$ -

U.S. POST OFFICE
DELAYED

ELDORADO GOLD
CORPORATION

920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Tel: (604)687-4018 Fax: (604)687-4026

October 29, 2001

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange
Industry Canada – CBCA

Dear Sirs:

Re: Eldorado Gold Corporation
2000 Third Quarter Unaudited Financial Statements

We confirm that the Third Quarter Unaudited Financial Statements for the nine months ended September 30, 2001 were sent by pre-paid mail on October 29, 2001, to the registered shareholders who appear on the Supplemental Mail List of Eldorado Gold Corporation.

Yours truly,

ELDORADO GOLD CORPORATION

Earl W. Price
Vice President, Finance

cc: June Glover, Montreal Trust Company of Canada (w/enclosures)